windelsmarx.com

Robert A. Schwartz	120 Albany Street Plaza, | New Brunswick, NJ 08901
732.448.2548	T. 732.846.7600 | F. 732.846.8877
rschwartz@windelsmarx.com

February 23, 2022

VIA EDGAR

United States Securities and Exchange Commission

Washington, DC 20549

Re:           Hanover Bancorp, Inc.

Draft Registration Statement on Form S-1

Submitted October 6, 2021

CIK No. 0001828588

Dear Sir or Madam:

Transmitted along with this cover letter is the Registration Statement on Form S-1 of Hanover Bancorp, Inc. (the “Registration Statement”). We have filed the Registration Statement to, among other things, address the comments contained in the October 29, 2021 letter from the Division of Corporate Finance with respect to the Draft Registration Statement filing. Set forth below is our response to each of the comments contained in the letter.

General

1.             We note that you completed the acquisition of Savoy Bank on May 26, 2021. It therefore appears that you are required to include the interim financial statements for Savoy Bank for the period ended March 31, 2021. Please see section 2045.2 of the Division of Corporation Finance's Financial Reporting Manual.

We have revised the Registration Statement to include the Savoy Bank March 31, 2021 interim financial statements.

Cover Page

2.             Please identify the underwriters on the cover page in your next amendment.

We have revised the cover page accordingly.

If you require any additional information, please feel free to contract me at (732) 448-2548.

Very truly yours,

/s/ Robert A. Schwartz

Robert A. Schwartz

cc:           Hanover Bancorp, Inc.